Gammon Gold Inc.
Consolidated Financial Statements
(formerly Gammon Lake Resources Inc.)

September 30, 2007
(In United States Dollars unless otherwise stated)

Gammon Gold Inc.
Contents

Page
Consolidated Balance Sheets	2
Consolidated Statements of Operations, Comprehensive Loss and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to the Consolidated Financial Statements	5-17

Gammon Gold Inc.

Consolidated Balance Sheets
	September 30	December 31
	2007	2006
	(Unaudited)	(Note 3a)

Assets
Current
Cash and cash equivalents	$ 968,385	$ 2,940,763
Restricted cash	106,397	1,133,337
Receivables
Commodity taxes	18,865,117	12,044,712
Trade / other	1,215,295	3,009,053
Inventories
Supplies	14,923,493	8,173,726
Ore stockpiles	2,265,993	4,829,834
Ore in process	32,049,138	33,271,178
Prepaids and deposits	1,266,089	775,479
	71,659,907	66,178,082

Deposits on mining properties & capital equipment	4,512,061	1,049,588
Deferred compensation	300,661	856,016
Long term ore inventory in stockpile	-	2,043,040
Mining interests and capital assets (Note 4)	563,952,307	539,395,321
Goodwill	107,198,716	107,198,716

	$ 747,623,652	$ 716,720,763

Liabilities
Current
Payables and accruals	$ 23,137,836	$ 30,849,472
Current portion of long-term debt and capital leases	6,671,434	66,988,072
	29,809,270	97,837,544

Long term debt and capital leases	9,662,444	63,607,600
Reclamation obligations (Note 5)	2,274,629	-
Employee future benefits	2,400,289	3,224,429
Future income taxes (Note 6)	94,273,022	70,492,523
	138,419,654	235,162,096
Shareholders’ Equity
Capital stock (Note 7)	677,650,044	459,037,054
Contributed surplus (Note 7)	61,777,270	72,159,949
Deficit	(140,939,707)	(60,354,727)
Accumulated other comprehensive income (Note 7)	10,716,391	10,716,391
	609,203,998	481,558,667

	$ 747,623,652	$ 716,720,763

Nature of operations and going concern assumption (Note 1)
Contingent liabilities (Note 13)
Subsequent event (Note 14)

On behalf of the Board:	“Fred George”	Director	“Russell Barwick”	Director

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Unaudited)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
		(Note 3a)		(Note 3a)

Revenues from mining operations	$ 30,443,793	$ 16,455,948	$ 112,358,696	$ 29,854,747
Expenses
Production costs excluding
amortization & depletion	$ 33,957,197	$ 12,698,143	$ 106,791,278	$ 19,814,466
Write down of long term inventory	-	-	4,319,654	-
Refining costs	337,815	132,035	1,183,820	203,647
General and administrative	5,557,730	7,681,154	18,953,924	25,047,601
Amortization and depletion	10,371,951	4,757,441	36,845,289	6,884,077
	50,224,693	25,268,773	168,093,965	51,949,791
Loss before other items	(19,780,900)	(8,812,825)	(55,735,269)	(22,095,044)
Interest on long term debt	$ (120,836)	$ (1,812,013)	$ (3,338,560)	$ (3,533,820)
Foreign exchange loss	(4,887,131)	(1,513,878)	(8,647,972)	(136,145)
Gain on equity investment	-	332,541	-	498,578
Interest and sundry	414,630	96,431	733,077	491,673
	(4,593,337)	(2,896,919)	(11,253,455)	(2,679,714)
Loss before income taxes	$ (24,374,237)	$ (11,709,744)	$ (66,988,724)	$ (24,774,758)
Future income tax (recovery) (Note 6)	20,461,158	3,405,986	13,596,256	(2,757,625)
Net loss	$ (44,835,395)	$ (15,115,730)	$ (80,584,980)	$ (22,017,133)
Other comprehensive gain (Note 7)		11,691,635	-	11,023,747
Comprehensive loss	$ (44,835,395)	$ (3,424,095)	$ (80,584,980)	$ (10,993,386)
Loss per share (Note 8)	$ (0.38)	$ (0.16)	$ (0.72)	$ (0.26)

Deficit, beginning of period	$ (96,104,312)	$ (63,250,362)	$ (60,354,727)	$ (56,348,959)
Net loss	(44,835,395)	(15,115,730)	(80,584,980)	(22,017,133)
Deficit, end of period	$ (140,939,707)	$ (78,366,092)	$ (140,939,707)	$ (78,366,092)

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.

Consolidated Statements of Cash Flows
(Unaudited)
Three months		Three months	Nine months	Nine months
	ended	ended	ended	ended
September 30		September 30	September 30	September 30
	2007	2006	2007	2006
		(Note 3a)		(Note 3a)

Cash flows from (used in) operating activities
Net loss	$ (44,835,395)	$ (15,115,730)	$ (80,584,980)	$ (22,017,133)
Amortization and depletion	10,371,951	4,757,441	36,845,289	6,884,077
Unrealized foreign exchange
(gain) loss	5,979,561	(65,514)	11,419,541	(3,030,665)
Stock option expense	1,252,932	4,057,381	5,331,979	15,872,140
Employee future benefits	176,870	61,591	(871,981)	61,591
Future income tax expense
(recovery)	20,461,158	3,405,986	13,596,256	(2,757,625)
Increase (decrease) of accrued
interest on long term debt	16,824	188,393	(1,089,729)	667,293
Gain on equity investment	-	(332,690)	-	(498,727)
Change in non-cash operating
working capital (Note 11)	(3,995,685)	(13,272,092)	(21,548,243)	(21,351,747)
	(10,571,784)	(16,315,234)	(36,901,868)	(26,170,796)

Cash flows from (used in) investing activities
Acquisition of investment	-	2,213	-	(6,612,425)
Repayment of advances to
related companies	-	312,988	-	561,476
Cash acquired on acquisition
Mexgold Resources Inc.	-	21,459,042	-	21,459,042
Expenditures on mining interests,
related deferred costs and
acquisition of capital assets	(26,076,516)	(17,337,598)	(55,671,468)	(77,947,735)
	(26,076,516)	4,436,645	(55,671,468)	(62,539,642)

Cash flows from (used in) financing activities
Repayment of capital lease obligation	(588,047)	(689,933)	(1,900,862)	(1,022,883)
Proceeds from (repayment of)
long-term debt	5,508,587	4,214,815	(111,989,790)	68,945,991
Net proceeds from equity offering	(258,322)	-	170,025,775	-
Repayment of advances to
related companies	-	11,958,048	-	11,958,048
Proceeds from exercise of
options and warrants	191,611	1,782,663	33,438,895	11,283,474
	4,853,829	17,265,593	89,574,018	91,164,630

Net change in cash	(31,794,471)	5,387,004	(2,999,318)	2,454,192
Effect of exchange rate change on cash	-	309,796	-	(554,858)
Cash and cash equivalents
Beginning of period	32,869,253	1,953,128	4,074,100	5,750,594
End of period	$ 1,074,782	$ 7,649,928	$ 1,074,782	$ 7,649,928

See accompanying notes to the consolidated financial statements.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

1. Nature of operations and going concern assumption

Gammon Lake Resources Inc. formally changed its corporate name to Gammon Gold Inc. The change in corporate name was approved by shareholders at the Corporation’s Annual and Special Shareholders’ Meeting on June 6, 2007.

Gammon Gold Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). These financial statements are prepared in United States dollars unless otherwise stated.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on the successful operation of the mine and mill at its Ocampo and El Cubo operations.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies Basis of presentation

The accompanying consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly the Company’s financial position as at September 30, 2007. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2006 since they do not contain all of the disclosures required by GAAP.

Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts for assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations, depletion and amortization calculations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; estimates of fair value for certain reporting units and asset impairment; write-downs of inventory to net realizable value; post employment, post retirement and other employee future benefits; valuation allowances for future income tax assets; reclamation and remediation obligations; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

2. Summary of significant accounting policies (continued)

Supplies Inventory, Ore Stockpiles and Ore in Process

Supplies Inventory

Supplies inventory consists of mining supplies and consumables used in the operations of the mines and is valued at the lower of average cost and net realizable value.

Ore Stockpiles

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the average cost per recoverable unit. Stockpiles are valued at the lower of cost and net realizable value.

Ore in Process

The recovery of gold and silver is achieved through a milling or a heap leaching process. Under the heap leaching process, ore is placed on a leach pad where it is treated with a chemical solution, which dissolves the gold and silver contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold and silver is recovered. Costs are added to ore on leach pads and in the mill based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad and in the mill. Ore in Process is valued at the lower of cost and net realizable value.

Revenue recognition

Revenue is recognized when: (i) persuasive evidence that a sales arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

3. Changes in Accounting Policies a) Functional Currency and Reporting Currency

Effective January 1, 2007, at time of the commencement of commercial production at Ocampo, the Company determined that its functional currency is the United States dollar and therefore changed its reporting currency to the United States dollar from the Canadian dollar.

The financial information as at December 31, 2006, three months ended September 30, 2006 and nine months ended September 30, 2006 have been adjusted retrospectively as if the U.S. dollar had been the reporting currency during these periods.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

3. Changes in Accounting Policies (Continued)

b) Comprehensive Income and Financial Instruments

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251 “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been adjusted retrospectively except for the requirement to disclose currency translation adjustment as part of other comprehensive income. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives are measured on the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its cash and cash equivalents and restricted cash as held-for-trading, which is measured at fair value. Receivables are classified as loans and receivables, which are measured at amortized cost. Payables and accruals, long-term debt and capital lease obligations are classified as other financial liabilities, which are measured at amortized cost.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered on or after December 1, 2002. The impact of the change in accounting policy related to embedded derivatives was not material.

c) Recent pronouncements

In February 2007, the CICA issued Section 1535, “Capital Disclosures” which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this standard is not expected to have a significant effect on the Company’s financial statements.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

3. Changes in Accounting Policies (Continued)

In February 2007, the CICA issued Section 3862 “Financial Instruments – Disclosure” (“Section 3862”) and Section 3863 “Financial Instruments – Presentation” (“Section 3863”), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

In June 2007, the CICA issued Handbook Section 3031, Inventories which will become effective beginning on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down.

4. Mining interests and capital assets
	September 30, 2007			December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Mining properties	409,673,100	34,270,394	375,402,706	385,339,165	16,608,879	368,730,286
Equipment under capital lease	11,282,845	1,267,481	10,015,364	9,639,423	563,353	9,076,070
Plant and equipment	214,522,572	35,988,335	178,534,237	182,878,024	21,289,059	161,588,965
	$635,478,517	$ 71,526,210	$563,952,307	$577,856,612	$ 38,461,291	$ 539,395,321

The carrying value of mineral properties represents the accumulated costs to date for the acquisition, exploration and development costs incurred by the Company on its Ocampo, El Cubo and Guadalupe y Calvo properties. Amortization of tangible capital assets does not commence until they are available at the mine site or in use. Depletion of the mineral properties commenced when the Company began production and are depleted using the unit of production method based on proven and probable reserves.

5. Reclamation obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for Ocampo and El Cubo mines. The present value of obligations is currently estimated at $1.3 million for Ocampo and $1 million for El Cubo reflecting payments that will commence in 10 - 20 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

As of September 30, 2007 the liability for reclamation and closure obligations incurred is $2,274,629. The total undiscounted value of this liability is $4.5 million. The inflation rate and credit adjusted risk free rate assumptions of 3.5% and 8% respectively have been used.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

6. Future income taxes

On September 28, 2007 the Government of Mexico substantively enacted a Single Rate Tax Law. With the implementation of this Single Rate Tax on January 1, 2008, the Company’s Mexican subsidiaries will pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The single rate tax will be payable each year to the extent that it exceeds income tax otherwise determined pursuant to the pre-existing income tax system. The Company anticipates the new tax will apply to and be payable by the Company in 2008 as the single rate tax has the effect of limiting the deductibility of loss carry forwards. The Company had previously anticipated being non-taxable in 2008 as a result of utilizing tax loss carry forwards.

The Company recorded a future income tax expense of $21.6 million and corresponding future income tax liability in the third quarter relating to this matter. The Company has significant income tax loss carry forwards primarily relating to the accelerated deduction of mining properties costs permitted for income tax purposes. Prior to the implementation of the single rate tax, the full benefit of these loss carry forwards was reflected as a future income tax asset based on the current Mexican income tax rate of 28%. The future income tax expense recorded in the third quarter of $21.6 million reflects the value of these loss carry forwards that the Company anticipates will not be utilized as intended in future years due to the existence of the new single rate tax.

As this new tax has only been recently enacted and the Company is an early adopter by virtue of its third quarter timing, the Company is monitoring closely to assess the possibility of any implementation amendments by the Government of Mexico and the positions taken by other tax payers affected by this tax.

7. Shareholders equity a) Capital Stock Authorized: Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

7. Shareholders equity (continued)

Issued and outstanding:
	Number of
	Common	Ascribed
	Shares	Value
Balance, December 31, 2006	102,146,108	$ 459,037,054
For cash pursuant to exercise of share purchase options	2,948,355	22,568,397
Fair value of options exercised	-	5,552,674
Balance, March 31, 2007	105,094,463	$ 487,158,125
For cash pursuant to exercise of share purchase options	2,308,200	10,678,887
Fair value of options exercised	-	9,558,078
Public offering	10,000,000	178,120,000
Share issuance costs	-	(7,835,903)
Balance, June 30, 2007	117,402,663	$ 677,679,187
For cash pursuant to exercise of share purchase options	29,700	191,611
Fair value of options exercised	-	37,568
Share issuance costs	-	(258,322)
Balance, September 30, 2007	117,432,363	$ 677,650,044
b) Contributed Surplus
Contributed surplus at December 31, 2006		$ 72,159,949
Deduct: fair value of options exercised		(5,552,674)
Contributed surplus at March 31, 2007		$ 66,607,275
Add: stock option expense for the period		3,633,186
Deduct: fair value of options exercised		(9,558,078)
Contributed surplus at June 30, 2007		$ 60,682,383
Add: stock option expense for the period		1,132,455
Deduct: fair value of options exercised		(37,568)
Contributed surplus at September 30, 2007		$ 61,777,270

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

7. Shareholders equity (continued)

c) Accumulated other comprehensive loss
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
Balance beginning of period	$ 10,716,391	$ 20,764,555	$ 10,716,391	$ 21,432,443
Unrealized foreign currency
translation gain	-	11,691,635		11,023,747
Balance end of period	$ 10,716,391	$ 32,456,190	$ 10,716,391	$ 32,456,190

d) Stock options (In Canadian dollars)
			September 30, 2007
			Weighted Average
			Shares	Exercise Price
Outstanding, beginning of period			14,040,342	$ 6.30
Granted			1,300,000	$ 20.17
Expired and/or forfeited			(766,667)	$ (19.39)
Exercised			(5,286,255)	$ (6.33)
Outstanding, end of period			9,287,420	$ 6.41
Options exercisable, end of period			8,914,739	$ 6.13

During the nine months ended September 30, 2007, Employees, Consultants, Officers and Directors of the Company exercised 5,286,255 options for total proceeds of $33,438,895 ($38,815,129 CAD).

During the nine months ended September 30, 2007, 1,300,000 options were granted to employees. These options had a fair value of $12,036,904 ($13,156,930 CAD), of which $4,765,641 ($5,175,966 CAD) was recorded as stock based compensation with a corresponding credit to contributed surplus. The remaining fair value of these options will be expensed in the Consolidated Statements of Operations over their vesting period. The fair value of the options was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	53.57% to 57.67%
Risk free interest rate	4.01% to 4.62%
Expected life	5 years

There was an additional grant of 320,000 options to employees with a fair value of $1,368,365 ($1,443,119 CAD) that are subject to shareholder approval. These will be accounted for once shareholder approval is received.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

7. Shareholders equity (continued)

Set forth below is a summary of the outstanding options to purchase common shares as at September 30, 2007 (In Canadian dollars).

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	average
		average	remaining		Weighted
	Number	exercise	contractual life	Number	average
Option Price	outstanding	price	(yrs)	exercisable	exercise price
$ 1.01 - $ 1.50	893,000	$1.06	0.29	893,000	$ 1.06
$ 2.51 - $ 3.00	1,100,000	$2.60	0.76	1,100,000	$ 2.60
$ 5.01 - $ 5.50	2,577,160	$5.45	1.55	2,576,063	$ 5.45
$ 5.51 - $ 6.00	573,400	$5.68	1.36	573,400	$ 5.68
$ 6.01 - $ 6.50	1,579,500	$6.12	2.35	1,579,500	$ 6.12
$ 6.51 - $ 7.00	293,750	$6.55	2.90	293,750	$ 6.55
$ 7.01 - $ 7.50	235,000	$7.45	1.44	235,000	$ 7.45
$ 7.51 - $ 8.00	50,000	$7.94	1.61	50,000	$ 7.94
$ 9.00 - $ 9.50	403,500	$9.05	3.09	371,833	$ 9.05
$ 9.51 - $10.00	70,000	$10.00	2.36	70,000	$10.00
$10.01 - $10.50	177,500	$10.49	3.70	57,833	$10.49
$10.51 - $11.00	801,277	$10.64	3.32	781,027	$10.64
$11.01 - $21.00	533,333	$18.69	4.62	333,333	$20.35
Totals	9,287,420			8,914,739

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

8. Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the nine months ended September 30, 2007 of 111,742,429 (September 30, 2006 – 83,314,973) and the three months ended September 30, 2007 of 117,417,846 (three months ended September 30, 2006 – 92,334,050).

Diluted earnings (loss) per share is based on the assumption that options under the stock option plan and warrants have been exercised on the later of the beginning of the period and the date granted. The diluted weighted average number of shares for the nine months ended September 30, 2007 and September 30, 2006 were not presented, as all factors are anti-dilutive.

9. Related party transactions

During the nine months ended September 30, 2007, the Company paid $31,250 (nine months ended September 30, 2006 - $Nil) to a director for services other than in their capacity as a director.

The Company pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a mark-up of cost plus 13% (2006 – 13%). The Company believes these costs are at fair market value. The total costs paid to the company for the provision of workers plus the mark-up of cost was:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Mining interests & production costs	$ 9,794,858	$ 5,655,853	$ 26,941,785	$ 13,459,360

The Company pays a third party company related to a director for the provision of mine consumables. The Company believes these costs are at fair market value. The total costs paid to the company for the provision of mine consumables was:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Production costs	$ 216,977	$ 683,742	$ 1,625,603	$ 1,212,518

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

9. Related party transactions (continued)

The Company pays a third party company related to a director for the provision and construction of production and support facilities. The Company believes these costs are at fair market value. The total costs paid to the company for the provision and construction of production and support facilities was:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

Capital Assets	$ -	$ 863,417	$ 24,838	$ 863,417

10. Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, payables and accruals, long term debt and capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos and the Company’s long term debt is denominated in United States dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 2 to the consolidated financial statements. The Company does not enter into derivative financial instruments to mitigate the foreign exchange risks related to the foregoing items.

The Company estimates that the fair value of its cash and cash equivalents, restricted cash, receivables, and payables and accruals approximate the carrying value of the assets and liabilities. The Company has calculated the fair value of its long term debt and such fair value approximates the carrying value of the debt.

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

11. Supplemental cash flow information

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
Change in non-cash working capital:
Receivables	$ 495,351	$ (2,601,466)	$ (5,008,635)	$ (4,395,793)
Prepaids	186,653	211,670	(490,610)	(57,984)
Inventory – Supplies	(3,178,631)	(7,705,336)	(6,749,767)	(15,949,443)
Inventory – Ore inventories	(3,588,807)	-	2,227,529	-
Payables and accruals	2,089,749	(3,176,960)	(11,526,760)	(948,527)

	$ (3,995,685)	$ (13,272,092)	$ (21,548,243)	$ (21,351,747)

			September 30	December 31
			2007	2006
Cash and equivalents
Cash			$ 968,385	$ 2,940,763
Temporary money
market instruments			106,397	1,133,337

			$ 1,074,782	$ 4,074,100

Temporary money market instruments consisted of commercial paper with terms of less than 30 days, with an interest rate of 4.2% .

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

12. Segmented information

On August 8, 2006 the Company acquired Mexgold Resources and the related El Cubo operation

Operating results by segment:
					Three months
					ended
					September 30
	Three months ended September 30, 2007				2006
				Corporate	Corporate
	Ocampo	El Cubo	and Other	Total	Total

Revenue from mining	$ 20,105,797	$ 10,337,996	$ -	$ 30,443,793	$ 16,455,948

Production costs	24,036,251	9,920,946	-	33,957,197	12,698,143
Write down of long term inventory	-	-	-	-	-
Refining costs	223,140	114,675	-	337,815	132,035
Other	1,025,033	168,496	4,364,201	5,557,730	7,681,154
Amortization and depletion	6,584,413	3,767,011	20,527	10,371,951	4,757,441

	31,868,837	13,971,128	4,384,728	50,224,693	25,268,773

(Loss) before other items	$ (11,763,040)	$ (3,633,132)	$ (4,384,728)	$ (19,780,900)	$ (8,812,825)

					Nine months
					ended
					September 30
	Nine months ended September 30, 2007				2006
				Corporate	Corporate
	Ocampo	El Cubo	and Other	Total	Total

Revenue from mining	$ 80,148,660	$ 32,210,036	$ -	$ 112,358,696	$ 29,854,747

Production costs	81,169,837	25,621,441	-	106,791,278	19,814,466
Write down of long term inventory	4,319,654	-	-	4,319,654	-
Refining costs	834,912	348,908	-	1,183,820	203,647
Other	2,796,522	531,450	15,625,952	18,953,924	25,047,601
Amortization and depletion	22,602,950	14,184,554	57,785	36,845,289	6,884,077

	111,723,875	40,686,353	15,683,737	168,093,965	51,949,791

(Loss) before other items	$ (31,575,215)	$ (8,476,317)	$ (15,683,737)	$ (55,735,269)	$ (22,095,044)

Total assets by segment:
	September 30	December 31
	2007	2006
Operating Segments
Ocampo	$ 376,114,308	$ 341,251,075
El Cubo	370,131,661	371,365,096
Corporate and other	1,377,683	4,104,592

Total	$ 747,623,652	$ 716,720,763

Gammon Gold Inc.
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)

13. Contingent Liabilities

The Company is a defendant in a legal complaint filed by Midas Fund, Inc. seeking actual damages of $2.4 million and punitive and other damages of $10 million. The complaint arose over Midas’s participation in the Company’s April 2007 common share issuance.

An inactive subsidiary of the Company is a defendant in a $13 million litigation filed by Rafael Villagomez, former owner of 50% of the shares of El Cubo which the Company acquired in 2004.

Management is of the opinion that neither claim has merit, that a strong defence exists against each claim and accordingly, no provision for loss has been reflected in the accounts of the Company.

14. Subsequent Event

In October, 2005, May, 2006, and December, 2006, the Company secured a credit facility with Bank of Nova Scotia and Societe Generale. The facility was secured and consisted of a two-year revolving facility of $32,500,000, and a three-year non-revolving facility of $87,500,000. Interest was payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25% . On April 24, 2007 the Company repaid the debt facility with proceeds from a public equity offering. The $32,500,000 revolving credit facility remained available to the Company and was reduced to $20,000,000 at June 30, 2007 pursuant to its terms. In September, 2007 Bank of Montreal replaced Societe Generale in the credit facility. Bank of Montreal and Bank of Nova Scotia agreed to maintain the $20,000,000 facility at September 30, 2007 when it was otherwise scheduled to reduce to $10,000,000.

Subsequent to quarter end the Company replaced the existing $20 million revolving facility with a $60 million revolving facility with the Bank of Nova Scotia and Bank of Montreal with term expiring on December 31, 2008. The Company will, subject to certain conditions, have an initial availment of $47.5 million increasing to $60 million upon the completion of an updated resources and reserves study, Life of Mine Plan and 2008 Budget, in form and substance satisfactory to the lenders, which are all expected to be finalized early in 2008. Interest is payable at prime rate plus .75% or in the case of US dollar advances, LIBOR + 1.75% .